July 3, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed May 25, 2018 File No. 024-10825

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2018 concerning Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10825) filed with the Commission on May 25, 2018 (the “Amended Offering Statement”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated June 11, 2018. References in the text of the responses herein to captions and page numbers are to Amendment No. 2 to the Company’s Form 1-A (the “Second Amended Offering Statement”) which is being filed herewith. For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	We note that Article 9 of your Amended and Restated Certificate of Incorporation includes an exclusive forum provision. Please include disclosure in your offering statement, under “Securities Being Offered,” at page 46, about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

RESPONSE: We have included the requested disclosure and risk factor in the Second Amended Offering Statement.

ADiTx Therapeutics, Inc.

11161 Anderson St., Suite 105-10014 Loma Linda, CA 92354

www.aditxt.com

2.	We note your disclosure throughout the offering statement that the minimum offering amount is “$6,000,000 of Units, or such greater amount of Units required for approval of [your] securities to commence trading on the NASDAQ Capital Market.” Please revise throughout to remove references to the greater amount that may be required to receive Nasdaq approval and set a specific numeric amount for the minimum offering, or advise. Also, please advise how you plan to comply with Rules 10b-9 and 15c2-4 if you do not include a specific minimum offering amount.

RESPONSE: We have revised our disclosure to reflect only a $6,000,000 minimum offering in the Second Amended Offering Statement.

3.	Please refer to Exhibit 12.1. Please remove the first sentence in the last paragraph on page 1 of the opinion, as it appears to be an assumption regarding whether the shares are legally issued, or advise.

RESPONSE: We have filed the revised legal opinion of Sheppard, Mullin, Richter & Hampton LLP, the Company’s counsel, as an exhibit to the Second Amended Offering Statement.

Cover Page

4.	We note your disclosure that “[t]he minimum investment is $600 (100 Units), however the Company reserves the right to accept investments for less than $600” and your reference to the Securities Being Offered section on page 46. We also note that there is no additional information about this minimum investment on page 46 or in any other section of the offering statement. Please revise to explain what criteria, if any, you will use to determine whether to accept investments in the amount of less than $600.

RESPONSE: We have revised our disclosure to reflect only a $600 minimum offering in the Second Amended Offering Statement. We have retracted language describing the Company’s ability to accept investments smaller than the minimum investment.

Exhibits

5.	Please file the executed copy of the Escrow Deposit Agreement, Exhibit 6.4, prior to qualification.

RESPONSE: We have filed an executed copy of the Escrow Agreement as an exhibit to the Second Amended Offering Statement.

6.	Please have counsel revise Exhibit 12.1 to also address the legality of the warrants and units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19, available on our website www.sec.gov.

RESPONSE: We have filed the revised legal opinion of Sheppard, Mullin, Richter & Hampton LLP, the Company’s counsel, as an exhibit to the Second Amended Offering Statement.

7.	We note the test the waters materials filed as exhibit 13.1. We also note that those materials indicate that a comprehensive list of the patent portfolio is available upon request. Please advise if, or how, that list differs from exhibit A, Patent Rights, in Exhibit 6.1, Patent and Technology License Agreement. If that is not the same information as you are requesting confidential treatment for, please provide us with the materials that you indicate are available upon request, as referenced in the test the waters materials. Also, please advise if the materials available upon request have been requested, and already given to potential investors.

RESPONSE: We have filed revised testing the waters materials as an exhibit to the Second Amended Offering Statement in order to withdraw the ability of potential investors to request our patent portfolio list. We confirm that no potential investors have requested our patent portfolio list, and that the Company maintains the position that such list is proprietary and confidential.

Very truly yours,

/s/ AMRO ALBANNA

Amro Albanna

Chief Executive Officer

Cc:  Richard A. Friedman

Sheppard, Mullin, Richter & Hampton LLP

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